REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Stockholder of The Pacific Lumber Company:

          We have audited the accompanying consolidated balance sheets of The Pacific Lumber Company (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, cash flows and stockholder's equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Pacific Lumber Company and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

          As explained in Notes 5 and 6 to the financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes and postretirement benefits other than pensions.


                                           ARTHUR ANDERSEN LLP


San Francisco, California
January 27, 1995

                         CONSOLIDATED BALANCE SHEET



                                                              December 31,
                                                           1994          1993
                                                        (In thousands of dollars)
                      ASSETS
Current assets:
     Cash and cash equivalents                         $    24,330   $    38,760
     Marketable securities                                       -         5,635
     Receivables:
          Trade                                             23,258        14,750
          Other                                              4,035         3,801
     Inventories                                            68,168        66,241
     Prepaid expenses and other current assets               3,660         2,939
                                                       ------------  ------------
               Total current assets                        123,451       132,126
Timber and timberlands, net of depletion of
  $188,003 and $171,007 at December 31, 1994
  and 1993, respectively                                   350,871       365,511
Property, plant and equipment, net                          96,960        96,541
Deferred financing costs, net                               24,516        26,500
Deferred income taxes                                       50,142        52,066
Restricted cash                                             32,402        33,562
Other assets                                                 5,925         6,630
                                                       ------------  ------------
                                                       $   684,267   $   712,936
                                                       ============  ============

       LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
     Accounts payable                                  $     3,309   $     2,360
     Accrued compensation and related benefits              10,285         7,782
     Accrued interest                                       21,109        21,627
     Deferred income taxes                                  12,986        14,132
     Other accrued liabilities                               2,105         1,377
     Long-term debt, current maturities                     13,670        13,191
                                                       ------------  ------------
               Total current liabilities                    63,464        60,469
Long-term debt, less current maturities                    586,007       598,811
Other noncurrent liabilities                                23,517        27,925
                                                       ------------  ------------
               Total liabilities                           672,988       687,205
                                                       ------------  ------------
Contingencies

Stockholder's equity:
     Common stock, $.01 par value, 100 shares
       authorized and issued                                     -             -
     Additional capital                                    157,520       157,520
     Accumulated deficit                                  (146,241)     (131,789)
                                                       ------------  ------------
               Total stockholder's equity                   11,279        25,731
                                                       ------------  ------------
                                                       $   684,267   $   712,936
                                                       ============  ============


The accompanying notes are an integral part of these financial statements.

                          CONSOLIDATED STATEMENT OF OPERATIONS



                                                                      Years Ended December 31,
                                                                    1994        1993        1992
                                                                      (In thousands of dollars)
Net sales:
     Lumber and logs                                             $ 205,504   $ 193,227   $ 182,545
     Other                                                          21,875      17,407      21,746
                                                                 ----------  ----------  ----------
                                                                   227,379     210,634     204,291

                                                                 ----------  ----------  ----------

Operating expenses:
     Cost of goods sold (exclusive of depletion and
       depreciation)                                               116,316     115,175      98,454
     Selling, general and administrative                            15,190      18,869      15,695
     Depletion and depreciation                                     25,485      25,374      30,038
                                                                 ----------  ----------  ----------
                                                                   156,991     159,418     144,187
                                                                 ----------  ----------  ----------
Operating income                                                    70,388      51,216      60,104

Other income (expense):
     Investment, interest and other income                          12,022       3,884       3,404
     Interest expense                                              (56,067)    (59,145)    (65,632)
                                                                 ----------  ----------  ----------
Income (loss) before income taxes, extraordinary items and
  cumulative effect of changes in accounting principles             26,343      (4,045)     (2,124)
Credit (provision) in lieu of income taxes                          (1,429)      1,683           -
                                                                 ----------  ----------  ----------
Income (loss) before extraordinary items and cumulative
  effect of changes in accounting principles                        24,914      (2,362)     (2,124)
Extraordinary items:
      Loss on litigation settlement, net of related credit in
       lieu of income taxes of $6,312                              (14,866)          -           -
      Loss on early extinguishment of debt, net of related
       credit in lieu of income taxes of $5,566                          -     (10,802)          -
Cumulative effect of changes in accounting principles:
     Postretirement benefits other than pensions, net of
       related credit in lieu of income taxes of $1,566                  -      (2,348)          -
     Accounting for income taxes                                         -       4,973           -
                                                                 ----------  ----------  ----------
Net income (loss)                                                $  10,048   $ (10,539)  $  (2,124)
                                                                 ==========  ==========  ==========

The accompanying notes are an integral part of these financial statements.


                      CONSOLIDATED STATEMENT OF CASH FLOWS



                                                            Years Ended December 31,
                                                          1994        1993        1992
                                                            (In thousands of dollars)
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)                                 $  10,048   $ (10,539)  $  (2,124)

Adjustments to reconcile net income (loss) to
       net cash provided by operating activities:
          Depletion and depreciation                      25,485      25,374      30,038
          Net sales (purchases) of marketable
           securities                                      6,619       6,025      (5,419)
          Amortization of deferred financing
           costs                                           2,197       2,580       1,212
          Net gains on marketable securities                (984)     (1,310)       (840)
          Net loss (gain) on asset dispositions             (830)        134        (153)
          Incurrence of financing costs                     (213)    (28,235)       (505)
          Extraordinary loss on early
            extinguishment of debt, net                        -      10,802           -
          Cumulative effect of changes in
            accounting principles, net                         -      (2,625)          -
          Decrease (increase) in accrued and
            deferred income taxes                          1,627      (1,697)          -
          Increase (decrease) in accounts payable            949          53      (3,588)
          Decrease (increase) in receivables              (8,742)      9,991     (15,019)
          Increase (decrease) in other
            liabilities                                   (2,027)       (394)      1,408
          Decrease (increase) in inventories, net
            of depletion                                  (1,608)        987       9,968
          Decrease (increase) in prepaid expenses
            and other current assets                        (721)        237         647
          Decrease in accrued interest                      (518)     (9,398)          -
          Other                                              706         (74)       (524)
                                                       ----------  ----------  ----------
               Net cash provided by operating
                 activities                               31,988       1,911      15,101
                                                       ----------  ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Net proceeds from sale of assets                      1,119         229         573
     Capital expenditures                                (10,962)    (10,472)     (8,257)
                                                       ----------  ----------  ----------
     Net cash used for investing
       activities                                         (9,843)    (10,243)     (7,684)
                                                       ----------  ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Restricted cash released                              1,160       1,438           -
     Dividends paid                                      (24,500)    (25,000)          -
     Redemptions, repurchase of and principal
       payments on long-term debt                        (13,235)   (557,883)     (4,654)
     Proceeds from issuance of long-term debt                  -     620,000           -
     Restricted cash deposits                                  -     (35,000)          -
                                                       ----------  ----------  ----------
               Net cash provided by (used for)
                 financing activities                    (36,575)      3,555      (4,654)
                                                       ----------  ----------  ----------
NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS                                           (14,430)     (4,777)      2,763
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR            38,760      43,537      40,774
                                                       ----------  ----------  ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR               $  24,330   $  38,760   $  43,537
                                                       ==========  ==========  ==========
SUPPLEMENTARY SCHEDULE OF NON-CASH INVESTING AND
   FINANCING ACTIVITIES:
     Timber and timberlands acquired subject to
       loans from seller                               $     910

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Interest paid, net of capitalized interest        $  54,388   $  65,963   $  64,420
     Income taxes paid                                     1,170          14         927

The accompanying notes are an integral part of these financial statements.


               CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY


                                         Common
                                          Stock     Additional   Accumulated
                                       ($.01 Par)     Capital      Deficit       Total
                                                   (In thousands of dollars)
Balance, January 1, 1992              $          -  $  157,520  $   (94,126)  $  63,394

     Net loss                                    -           -       (2,124)     (2,124)
                                      ------------  ----------  ------------  ----------
Balance, December 31, 1992                       -     157,520      (96,250)     61,270

     Net loss                                    -           -      (10,539)    (10,539)

     Dividends                                   -           -      (25,000)    (25,000)
                                      ------------  ----------  ------------  ----------
Balance, December 31, 1993                       -     157,520     (131,789)     25,731

     Net income                                  -           -       10,048      10,048

     Dividends                                   -           -      (24,500)    (24,500)
                                      ------------  ----------  ------------  ----------
Balance, December 31, 1994            $          -  $  157,520  $  (146,241)  $  11,279
                                      ============  ==========  ============  ==========

The accompanying notes are an integral part of these financial statements.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (IN THOUSANDS OF DOLLARS)


1.   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

          The consolidated financial statements include the accounts of The Pacific Lumber Company and its wholly owned subsidiaries, collectively referred to herein as the "Company." The Company is an indirect wholly owned subsidiary of MAXXAM Group Inc. ("MGI"). MGI is a wholly owned subsidiary of MAXXAM Inc. ("MAXXAM").

     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Cash Equivalents
          Cash equivalents consist of highly liquid money market instruments with original maturities of three months or less.

          Marketable Securities
          On December 31, 1993, the Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"). In accordance with the provisions of SFAS 115, marketable securities are carried at fair value beginning on December 31, 1993. Prior to that date, marketable securities portfolios were carried at the lower of cost or market at the balance sheet date. The cost of the securities sold is determined using the first-in, first-out method. Included in investment, interest and other income for each of the three years ended December 31, 1994 were: 1994 - a decrease in net unrealized holding gains of $264 and net realized gains of $1,248; 1993 - net realized gains of $1,046 and net unrealized gains of $264; and 1992 - net realized gains of $717 and the recovery of $123 of net unrealized losses. Net unrealized losses represent the amount required to reduce the short-term marketable securities portfolios from cost to market value prior to December 31, 1993. Subsequent to the adoption of SFAS 115, purchases and sales of marketable securities are presented as cash flows from operating activities in the Consolidated Statement of Cash Flows.

          Inventories
          Inventories are stated at the lower of cost or market value. Cost is determined using the last-in, first-out (LIFO) method.

          Timber and Timberlands
          Depletion is computed utilizing the unit-of-production method based upon estimates of timber values and quantities.

          Property, Plant and Equipment
          Property, plant and equipment, including capitalized interest, is stated at cost, net of accumulated depreciation. Depreciation is computed utilizing the straight-line method at rates based upon the estimated useful lives of the various classes of assets.

          Deferred Financing Costs
          Costs incurred to obtain financing are deferred and amortized over the term of the related borrowing.

          Restricted Cash and Concentrations of Credit Risk
          Restricted cash represents the amount initially deposited into an account (the "Liquidity Account") held by the trustee under the indenture governing the 7.95% Timber Collateralized Notes due 2015 (the "Timber Notes") as described in Note 4. The Liquidity Account is not available, except under certain limited circumstances, for working capital purposes; however, it is available to pay the Rated Amortization (as defined in Note
4) and interest on the Timber Notes if and to the extent that cash flows are insufficient to make such payments. The required Liquidity Account balance will generally decline as principal payments are made on the Timber Notes. Investment, interest and other income for the years ended December 31, 1994 and 1993 includes approximately $2,490 and $2,101, respectively, attributable to an investment rate agreement (at 7.95% per annum) with the financial institution which holds the Liquidity Account.

          At December 31, 1994 and 1993, cash and cash equivalents includes $19,439 and $20,280, respectively, (the "Payment Account") which is reserved for debt service payments on the Timber Notes (see Note 4). The Payment Account and the Liquidity Account are each held by a different financial institution. In the event of nonperformance by such financial institutions, the Company's exposure to credit loss is represented by the amounts deposited plus any unpaid accrued interest thereon. The Company mitigates its concentrations of credit risk with respect to these restricted cash deposits by maintaining them at high credit quality financial institutions and monitoring the credit ratings of these institutions.

          Investment, Interest and Other Income
          In February 1994, the Company received a franchise tax refund of $7,243, the substantial portion of which represents interest, from the State of California relating to tax years 1972 through 1985. This amount is included in investment, interest and other income for the year ended December 31, 1994.

          Items Related to 1992 Earthquake
          In 1993 and 1992, the Company recorded reductions in cost of sales of $1,200 and $3,300, respectively, from business interruption insurance claims for reimbursement of higher operating costs and the related loss of revenues resulting from the April 1992 earthquake. In 1992, the Company recorded a $1,600 gain in investment, interest and other income on a casualty insurance claim for the loss of certain commercial property due to the earthquake. Other receivables at December 31, 1994 and 1993 included $1,684 and $1,235, respectively, related to these and other earthquake related insurance claims.

          Fair Value of Financial Instruments
          The carrying amounts of cash and cash equivalents and restricted cash approximate fair value. The fair value of marketable securities is determined based on quoted market prices. The estimated fair value of long-term debt is determined based on the quoted market prices for the Timber Notes and the 10-1/2% Senior Notes due 2003 (the "Senior Notes"), and on the current rates offered for borrowings similar to the other debt. The Timber Notes and the Senior Notes are thinly traded financial instruments; accordingly, their market prices at any balance sheet date may not be representative of the prices which would be derived from a more active market.

          The estimated fair values of the Company's financial instruments, along with the carrying amounts of the related assets (liabilities), are as follows:


                                                          December 31, 1994      December 31, 1993
                                                        Carrying      Fair      Carrying     Fair
                                                         Amount       Value      Amount      Value
Cash and cash equivalents                              $  24,330   $  24,330   $  38,760  $  38,760
Marketable securities (held for trading purposes)              -           -       5,635      5,635
Restricted cash                                           32,402      32,402      33,562     33,562
Long-term debt                                          (599,677)   (558,801)   (612,002)  (637,700)

          Reclassifications
          Certain reclassifications have been made to prior years' financial statements to be consistent with the presentation in the current year.

2.   INVENTORIES

Inventories consist of the following:

                                                         December 31,
                                                       1994        1993
Lumber                                              $   53,393  $   50,906
Logs                                                    14,775      15,335
                                                    ----------  ----------
                                                    $   68,168  $   66,241
                                                    ==========  ==========


          During 1993 and 1992, inventory quantities were reduced. These reductions resulted in the liquidation of LIFO inventory quantities carried at prevailing costs from prior years which were higher than the current cost of inventory in 1993 and lower than current costs in 1992. The effects of these inventory liquidations increased cost of goods sold by approximately $222 for the year ended December 31, 1993 and decreased cost of goods sold by approximately $372 for the year ended December 31, 1992.

3.   PROPERTY, PLANT AND EQUIPMENT

The major classes of property, plant and equipment are as follows:

                                                          Estimated          December 31,
                                                         Useful Lives      1994       1993
Machinery and equipment                                   5 - 15 years  $ 119,280  $ 116,455
Buildings                                                     33 years     27,666     21,932
Logging roads                                                 15 years      7,102      6,857
                                                                        ---------- ----------
                                                                          154,048    145,244
Less: accumulated depreciation                                            (57,088)   (48,703)
                                                                        ---------- ----------
                                                                        $  96,960  $  96,541
                                                                        ========== ==========

          Depreciation expense for the years ended December 31, 1994, 1993 and 1992 was $8,808, $8,233 and $8,189, respectively.

4.   LONG-TERM DEBT

Long-term debt consists of the following:

                                                                 December 31,
                                                               1994        1993
7.95% Timber Collateralized Notes due July 20, 2015         $ 363,811   $ 376,953
10-1/2% Senior Notes due March 1, 2003                        235,000     235,000
Other                                                             866          49
                                                            ----------  ----------
                                                              599,677     612,002
Less: current maturities                                      (13,670)    (13,191)
                                                            ----------  ----------
                                                            $ 586,007   $ 598,811
                                                            ==========  ==========

/TABLE

          On March 23, 1993, the Company issued $235,000 of the Senior Notes and its newly-formed wholly owned subsidiary, Scotia Pacific Holding Company ("SPHC"), issued $385,000 of the Timber Notes. The Company and SPHC used the net proceeds from the sale of the Senior Notes and the Timber Notes, together with the Company's cash and marketable securities, to (i) retire (a) $163,784 aggregate principal amount of the Company's 12% Series A Senior Notes due July 1, 1996 (the "Series A Notes"), (b) $299,725 aggregate principal amount of the Company's 12.2% Series B Senior Notes due July 1, 1996 (the "Series B Notes") and (c) $41,750 aggregate principal amount of the Company's 12-1/2% Senior Subordinated Debentures due July 1, 1998 (the "Debentures;" the Series A Notes, the Series B Notes and the Debentures are referred to collectively as the "Old Pacific Lumber Securities"); (ii) pay accrued interest on the Old Pacific Lumber Securities through the date of redemption thereof; (iii) pay the applicable redemption premiums on the Old Pacific Lumber Securities; (iv) repay the Company's $28,867 cogeneration facility loan; (v) fund the initial deposit of $35,000 to the Liquidity Account; and (vi) pay a $25,000 dividend to a subsidiary of MGI. These transactions resulted in a pre-tax extraordinary loss of $16,368, consisting primarily of the payment of premiums and the write-off of unamortized deferred financing costs on the Old Pacific Lumber Securities.

          The indenture governing the Timber Notes (the "Timber Note Indenture") prohibits SPHC from incurring any additional indebtedness for borrowed money and limits the business activities of SPHC to the ownership and operation of its timber and timberlands. The Timber Notes are senior secured obligations of SPHC and are not obligations of, or guaranteed by, the Company or any other person. The Timber Notes are secured by a lien on
(i) SPHC's timber and timberlands (representing $192,445 of the Company's consolidated balance at December 31, 1994), (ii) substantially all of SPHC's property and equipment, (iii) SPHC's contract rights and certain other assets and (iv) the funds deposited in the Payment Account and the Liquidity Account.

          The Timber Notes are structured to link, to the extent of cash available, the deemed depletion of SPHC's timber (through the harvest and sale of logs) to required amortization of the Timber Notes. The required amount of amortization due on any Timber Note payment date is determined by various mathematical formulas set forth in the Timber Note Indenture. The minimum amount of principal which SPHC must pay (on a cumulative basis) through any Timber Note payment date in order to avoid an Event of Default (as defined in the Timber Note Indenture) is referred to as rated amortization ("Rated Amortization"). If all payments of principal are made in accordance with Rated Amortization, the payment date on which SPHC will pay the final installment of principal is July 20, 2015. The amount of principal which SPHC must pay through each Timber Note payment date in order to avoid payment of prepayment or deficiency premiums is referred to as scheduled amortization ("Scheduled Amortization"). If all payments of principal are made in accordance with Scheduled Amortization, the payment date on which SPHC will pay the final installment of principal is July 20, 2009. Scheduled

Amortization on the Timber Notes is as follows: years ending December 31, 1995 - $13,578; 1996 - $14,103; 1997 - $16,165; 1998 - $19,335; 1999 -
$21,651; thereafter - $278,979.

          Principal and interest on the Timber Notes is payable semi-annually on January 20 and July 20. The Timber Notes are redeemable at the option of SPHC, in whole but not in part, at any time. The redemption price of the Timber Notes is equal to the sum of the principal amount, accrued interest and a prepayment premium calculated based upon the yield of like term Treasury securities plus 50 basis points.

          Interest on the Senior Notes is payable semi-annually on March 1 and September 1. The Senior Notes are redeemable at the option of the Company, in whole or in part, on or after March 1, 1998 at a price of 103% of the principal amount plus accrued interest. The redemption price is reduced annually until March 1, 2000, after which time the Senior Notes are redeemable at par.

          The Company has a revolving credit agreement with a bank (the "Revolving Credit Agreement") which expires on May 31, 1997. Borrowings under the Revolving Credit Agreement are secured by the Company's trade receivables and inventories, with interest computed at the bank's reference rate plus 1-1/4% or the bank's offshore rate plus 2-1/4%. The Revolving Credit Agreement provides for borrowings of up to $30,000, of which $15,000 may be used for standby letters of credit. As of December 31, 1994, $19,742 of borrowings was available under the Revolving Credit Agreement, of which $4,742 was available for letters of credit. No borrowings were outstanding as of December 31, 1994, and letters of credit outstanding amounted to $10,258.

          The indentures governing the Senior Notes and the Timber Notes and the Company's Revolving Credit Agreement contain various covenants which, among other things, limit the payment of dividends and restrict transactions between the Company and its affiliates. As of December 31, 1994, under the most restrictive of these covenants, approximately $20,800 of dividends could be paid by the Company.

          Scheduled maturities of long-term debt outstanding at December 31, 1994 are as follows: years ending December 31, 1995 - $13,670; 1996 - $14,195; 1997 - $16,258; 1998 - $19,429; 1999 - $21,745; thereafter -
$514,380.

5.   CREDIT (PROVISION) IN LIEU OF INCOME TAXES

          The Company and its subsidiaries are members of MAXXAM's consolidated return group for federal income tax purposes. The Company's tax allocation agreement with MAXXAM, as amended on March 23, 1993 (the "Amended Tax Allocation Agreement"), provides that The Pacific Lumber Company, excluding its wholly owned subsidiaries ("Pacific Lumber"), is liable to MAXXAM for the federal consolidated income tax liability of Pacific Lumber, SPHC and certain other subsidiaries of Pacific Lumber (but excluding Salmon Creek Corporation) (collectively, the "PL Subgroup") computed as if the PL Subgroup was a separate affiliated group of corporations which was never affiliated with MAXXAM. The Amended Tax Allocation Agreement further provides that Salmon Creek Corporation is liable to MAXXAM for its federal income tax liability computed as if Salmon Creek Corporation was a separate corporation which was never affiliated with MAXXAM. Under the tax allocation agreement with MAXXAM, prior to the effective date of its amendment on March 23, 1993, Pacific Lumber recorded tax liabilities or benefits computed as if it filed separate tax returns.

          The credit (provision) in lieu of income taxes on income (loss) before income taxes, extraordinary items and cumulative effect of changes in accounting principles for the two years ended December 31, 1994 consists of the following:


                                                             Years Ended December 31,
                                                                1994         1993
Current:
     Federal credit (provision) in lieu of income
       taxes                                                $        -   $         -
     State and local                                               (50)            -
                                                            -----------  ------------
                                                                   (50)            -
                                                            -----------  ------------
Deferred:
     Federal credit (provision) in lieu of income
       taxes                                                    (1,748)        1,913
     State and local                                               369          (230)
                                                            -----------  ------------
                                                                (1,379)        1,683
                                                            -----------  ------------
                                                            $   (1,429)  $     1,683
                                                            ===========  ============


          Pursuant to the principles of Accounting Principles Board Opinion No. 11, Accounting for Income Taxes ("APB 11"), the Company did not record a credit in lieu of income taxes for 1992 due to the uncertainty of realizing the benefit of the 1992 net operating loss in future periods.

          The 1994 deferred federal provision in lieu of income taxes of $1,748 includes a credit relating to reserves the Company no longer believes are necessary. The 1993 deferred federal credit in lieu of income taxes of $1,913 includes an $850 benefit for increasing net deferred income tax assets (liabilities) as of the date of enactment (August 10, 1993) of the Omnibus Budget Reconciliation Act of 1993 which retroactively increased the federal statutory income tax rate from 34% to 35% for periods beginning on or after January 1, 1993.

          A reconciliation between the credit (provision) in lieu of income taxes and the amount computed by applying the federal statutory income tax rate to income (loss) before income taxes, extraordinary items and cumulative effect of changes in accounting principles is as follows:



                                                                 Years Ended December 31,
                                                               1994        1993        1992


Income (loss) before income taxes, extraordinary items
  and cumulative effect of changes in accounting
  principles                                                $  26,343   $  (4,045)  $  (2,124)
                                                            ==========  ==========  ==========
Amount of federal income tax based upon the statutory
     rate                                                   $  (9,220)  $   1,416   $     722
Revision of prior years' tax estimates and other changes
  in valuation allowances                                       7,148        (566)          -
State and local taxes, net of federal tax benefit                 207        (150)          -
Increase in net deferred income tax assets due to tax
  rate change                                                       -         850           -
Losses and expenses for which no federal tax benefit was
  recognized                                                        -           -        (722)
Other                                                             436         133           -
                                                            ----------  ----------  ----------
                                                            $  (1,429)  $   1,683   $       -
                                                            ==========  ==========  ==========

          As shown in the Consolidated Statement of Operations for the year ended December 31, 1994, the Company recorded an extraordinary loss related to the settlement of litigation in connection with MGI's acquisition of the Company (see Note 8). The Company reported the loss net of related deferred income taxes of $6,312 which is less than the federal and state statutory income tax rates due to expenses for which no tax benefit was recognized.

          As shown in the Consolidated Statement of Operations for the year ended December 31, 1993, the Company reported an extraordinary loss related to the early extinguishment of debt. The Company reported the loss net of related deferred income taxes of $5,566 which approximated the federal statutory income tax rate in effect on the date the transaction occurred.

          Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). The adoption of SFAS 109 changed the Company's method of accounting for income taxes to an asset and liability approach from the deferral method prescribed by APB 11. The asset and liability approach requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. The cumulative effect of the change in accounting principle, as of January 1, 1993, increased the Company's results of operations by $4,973. The implementation of SFAS 109 required the Company to restate certain assets and liabilities to their pre-tax amounts from their net-of-tax amounts originally recorded in connection with the acquisition of the Company in 1986. As a result of restating these assets and liabilities, the loss before income taxes, extraordinary item and cumulative effect of changes in accounting principles for the year ended December 31, 1993 was decreased by $875.

          The components of the Company's net deferred income tax assets (liabilities) are as follows:

                                                                      December 31,
                                                                    1994        1993
Deferred income tax assets:
     Timber and timberlands                                      $  37,209   $  36,443
     Loss and credit carryforwards                                  29,301      35,013
     Other liabilities                                               4,840       4,627
     Postretirement benefits other than pensions                     2,145       1,734
     Other                                                             892       3,019
     Valuation allowances                                           (2,664)     (5,613)
                                                                 ----------  ----------
          Total deferred income tax assets, net                     71,723      75,223
                                                                 ----------  ----------
Deferred income tax liabilities:
     Inventories                                                   (16,339)    (17,172)
     Property, plant and equipment                                 (14,848)    (19,101)
     Other                                                          (3,380)     (1,016)
                                                                 ----------  ----------
          Total deferred income tax liabilities                    (34,567)    (37,289)
                                                                 ----------  ----------

Net deferred income tax assets                                   $  37,156   $  37,934
                                                                 ==========  ==========


          A principal component of the net deferred income tax assets listed above relates to the excess of the tax basis over financial statement basis with respect to timber and timberlands. The Company believes that it is more likely than not that this net deferred income tax asset will be realized, based primarily upon the estimated value of its timber and timberlands which is well in excess of its tax basis. The valuation allowances listed above relate primarily to loss and credit carryforwards. The Company evaluated all appropriate factors to determine the proper valuation allowances for loss and credit carryforwards. These factors included any limitations concerning use of the carryforwards, the year the carryforwards expire and the levels of taxable income necessary for utilization. The Company has concluded that it will more likely than not generate sufficient taxable income to realize the benefit attributable to the loss and credit carryforwards for which valuation allowances were not provided.

          Included in the net deferred income tax assets listed above are $33,540 and $36,056 at December 31, 1994 and 1993, respectively, which are recorded pursuant to the tax allocation agreements with MAXXAM.

          The following table presents the Company's estimated tax attributes, for federal income tax purposes, under the terms of the Amended Tax Allocation Agreement at December 31, 1994.

                                                                                Expiring
                                                                                Through
Regular Tax Attribute Carryforwards:
     Prior year net operating losses                             $    72,012      2008
     Net capital losses                                                3,997      1997

Alternative Minimum Tax Attribute Carryforwards:
     Current year net operating loss                             $     3,853      2009
     Prior year net operating losses                                  30,679      2008


6.   EMPLOYEE BENEFIT PLANS

          The Company has a defined benefit plan which covers all employees of the Company. Under the plan, employees are eligible for benefits at age 65 or earlier, if certain provisions are met. The benefits are determined under a career average formula based on each year of service with the Company and the employee's compensation for that year. The Company's funding policy is to contribute annually an amount at least equal to the minimum cash contribution required by The Employee Retirement Income Security Act of 1974, as amended.

A summary of the components of net periodic pension cost is as follows:

                                                                      Years Ended December 31,
                                                                    1994        1993        1992
Service cost - benefits earned during the year                   $   1,643   $   1,600   $   1,546
Interest cost on projected benefit obligation                        1,263         918         749
Actual loss (gain) on plan assets                                       10      (2,128)     (1,013)
Net amortization and deferral                                         (859)      1,359         352
                                                                 ----------  ----------  ----------
Net periodic pension cost                                        $   2,057   $   1,749   $   1,634
                                                                 ==========  ==========  ==========

          The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheet:

                                                                      December 31,
                                                                    1994        1993
Actuarial present value of accumulated plan benefits:
     Vested benefit obligation                                   $  11,809   $  11,047
     Non-vested benefit obligation                                     779       1,183
                                                                 ----------  ----------
          Total accumulated benefit obligation                   $  12,588   $  12,230
                                                                 ==========  ==========

Projected benefit obligation                                     $  15,047   $  15,303
Plan assets at fair value, primarily equity and debt
  securities                                                       (13,184)    (12,216)
                                                                 ----------  ----------
Projected benefit obligation in excess of plan assets                1,863       3,087
Unrecognized net transition asset                                       29          35
Unrecognized net gain (loss)                                         1,475        (582)
Unrecognized prior service cost                                        (50)        (89)
                                                                 ----------  ----------
          Accrued pension liability                              $   3,317   $   2,451
                                                                 ==========  ==========
/TABLE

The assumptions used in accounting for the defined benefit plan were as follows:

                                                                    1994        1993        1992
Rate of increase in compensation levels                             5.0%        5.0%        5.0%
Discount rate                                                       8.5%        7.5%        8.0%
Expected long-term rate of return on assets                         8.0%        8.0%        9.0%


          The Company has an unfunded defined benefit plan for certain postretirement and other benefits which covers substantially all employees of the Company. Participants of the plan are eligible for certain health care benefits upon termination of employment and retirement and commencement of pension benefits. Participants make contributions for a portion of the cost of their health care benefits.

          The Company adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS 106") as of January 1, 1993. The costs of postretirement benefits other than pensions are now accrued over the period the employees provide services to the date of their full eligibility for such benefits. Previously, such costs were expensed as actual claims were incurred. The cumulative effect of the change in accounting principle for the adoption of SFAS 106 was recorded as a charge to results of operations of $2,348, net of related income taxes of $1,566. The deferred income tax benefit related to the adoption of SFAS 106 was recorded at the federal and state statutory rates in effect on the date SFAS 106 was adopted.

          A summary of the components of net periodic postretirement benefit cost is as follows:

                                                                  Years Ended December 31,
                                                                     1994          1993
Service cost - benefits earned during the year                   $       216   $        153
Interest cost on accumulated postretirement benefit
  obligation                                                             294            315
Net amortization and deferral                                             (7)             -
                                                                 ------------  ------------
Net periodic postretirement benefit cost                         $       503   $        468
                                                                 ============  ============


     The adoption of SFAS 106 increased the Company's loss before extraordinary item and cumulative effect of changes in accounting principles by $212 ($360 before tax) for the year ended December 31, 1993.

          The postretirement benefit liability recognized in the Company's Consolidated Balance Sheet is as follows:


                                                                      December 31,
                                                                    1994        1993
Retirees                                                         $      860  $      963
Actives eligible for benefits                                           656         696
Actives not eligible for benefits                                     2,355       2,549
                                                                 ----------  ----------
     Accumulated postretirement benefit obligation                    3,871       4,208
Unrecognized net gain                                                   972          71
                                                                 ----------  ----------
     Postretirement benefit liability                            $    4,843  $    4,279
                                                                 ==========  ==========

          The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is 13.0% for 1995 and is assumed to decrease gradually to 5.5% for 2008 and remain at that level thereafter. Each one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1994 by approximately $512 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost by approximately $85.

          The discount rates used in determining the accumulated postretirement benefit obligation were 8.5% and 7.5% at December 31, 1994 and 1993, respectively.

          Subsequent to December 31, 1993, the Company's employees were eligible to participate in a defined contribution savings plan sponsored by MAXXAM. This plan is designed to enhance the existing retirement programs of participating employees. Employees may elect to contribute up to 16% of their compensation to the plan. For those participants who have elected to make voluntary contributions to the plan, the Company's contributions consist of a matching contribution of up to 4% of the compensation of participants for each calendar quarter. The cost to the Company of this plan was $1,215 for the year ended December 31, 1994.

          The Company is self-insured for workers' compensation benefits. Included in accrued compensation and related benefits and other noncurrent liabilities are accruals for workers' compensation claims amounting to $9,233 and $7,008 at December 31, 1994 and 1993, respectively. Workers' compensation expenses amounted to $3,698, $3,317 and $2,944 for the years ended December 31, 1994, 1993 and 1992, respectively.

7.   RELATED PARTY TRANSACTIONS

          MAXXAM provides the Company with personnel, insurance, legal, accounting, financial, and certain other services. MAXXAM is compensated by the Company through the payment of a fee representing the reimbursement of actual out-of-pocket expenses incurred by MAXXAM, including, but not limited to, labor costs of personnel of MAXXAM rendering services to the Company. Charges by MAXXAM for such services were $1,744, $2,598 and $2,735 for the years ended December 31, 1994, 1993 and 1992, respectively.

          Net sales for the years ended December 31, 1994, 1993 and 1992 include revenues of $10,326, $9,198 and $6,942, respectively, from Britt Lumber Co., Inc., an indirect wholly owned subsidiary of MGI. The Company recognized operating income of $5,571, $1,972 and $1,335 on these revenues for the years ended December 31, 1994, 1993 and 1992, respectively. At December 31, 1994 and 1993, receivables include $1,283 and $178, respectively, related to these affiliate sales.

          On August 4, 1993, all of the Company's issued and outstanding common stock was pledged as collateral for MGI's $100.0 million 11-1/4% Senior Secured Notes due 2003 and $126.7 million 12-1/4% Senior Secured Discount Notes due 2003 (collectively, the "MGI Notes"). MGI conducts its operations primarily through subsidiary companies. The Company represents the substantial portion of MGI's assets and operations. The indenture governing the MGI Notes requires the Company's board of directors to declare and pay dividends on the Company's common stock to the maximum extent permitted by any consensual restriction or encumbrance on the Company's ability to declare and pay dividends, unless the Board determines in good faith that such declaration and payment would be detrimental to the capital or other operating needs of the Company.

          In 1994, in connection with the litigation settlement described in Note 8, the Company paid approximately $3,185 to a law firm in which a director of the Company is also a partner. In 1993, the Company paid approximately $1,931 in connection with the offering of the Senior Notes and the Timber Notes to this same law firm.

8.   LOSS ON LITIGATION SETTLEMENT AND CONTINGENCIES

          During 1994, MAXXAM, the Company and others agreed to a settlement, subsequently approved by the Court, of class and related individual claims brought by former stockholders of the Company against MAXXAM, MGI, the Company, former directors of the Company and others concerning MGI's acquisition of the Company. Of the approximately $52,000 settlement, approximately $33,000 was paid by insurance carriers of MAXXAM and the Company, approximately $14,800 was paid by the Company and the balance was paid by other defendants and through the assignment of certain claims. In 1994, the Company recorded an extraordinary loss of $14,866 related to the settlement and associated costs, net of benefits for federal and state income taxes of $6,312.

          The Company's operations are subject to a variety of California and, in some cases, federal laws and regulations dealing with timber harvesting, endangered species, water quality and air and water pollution. The Company does not expect that compliance with such existing laws and regulations will have a material adverse effect on the Company's future operating results or financial position. There can be no assurance, however, that future legislation, governmental regulations or judicial or administrative decisions would not adversely affect the Company or its ability to sell lumber, logs or timber.

          Various groups and individuals have filed objections with the California Department of Forestry ("CDF") regarding the CDF's actions and rulings with respect to certain of the Company's timber harvesting plans ("THPs"), and the Company expects that such groups and individuals will continue to file objections to the Company's THPs. In addition, lawsuits are pending which seek to prevent the Company from implementing certain of its approved THPs. These challenges have severely restricted the Company's ability to harvest virgin old growth redwood timber on its property during the past few years, as well as substantial amounts of virgin Douglas-fir timber which are located in virgin old growth redwood stands. No assurance can be given as to the extent of such litigation in the future. The Company believes that environmentally focused challenges to its THPs are likely to occur in the future. Although such challenges have delayed or prevented the Company from conducting a portion of its operations, to date such challenges have not had a material adverse effect on the Company's consolidated financial position or results of operations. It is, however, impossible to predict the future nature or degree of such challenges or their ultimate impact on the operating results or consolidated financial position of the Company.

          The Company is also involved in various claims, lawsuits and proceedings relating to a wide variety of other matters. While there are uncertainties inherent in the ultimate outcome of such matters and it is impossible to presently determine the ultimate costs that may be incurred, management believes the resolution of such uncertainties and the incurrence of such costs should not have a material adverse effect on the Company's consolidated financial position or results of operations.

9.   QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

          Summary quarterly financial information for the years ended December 31, 1994 and 1993 is as follows:

                                                                                 Three Months Ended
                                                                  March 31     June 30   September 30    December 31
1994:
     Net sales                                                   $  50,816   $  55,120   $     55,001   $    66,442
     Operating income                                               12,148      19,527         17,092        21,621
     Income before extraordinary item                                3,381       4,380          9,555         7,598
     Extraordinary item, net                                             -     (14,866)             -             -
     Net income (loss)                                               3,381     (10,486)         9,555         7,598
1993:
     Net sales                                                   $  45,569   $  51,621   $     55,819   $    57,625
     Operating income                                               13,560      13,309         11,427        12,920
     Loss before extraordinary item and cumulative effect of
       changes in accounting principles                             (1,275)        (62)          (576)         (449)
     Extraordinary item, net                                       (10,802)          -              -             -
     Cumulative effect of changes in accounting principles,
       net                                                           2,625           -              -             -
     Net loss                                                       (9,452)        (62)          (576)         (449)
